X1 Labs Inc (the "Company") a Delaware Corporation

Financial Statements

As of July 31, 2025

X1 Labs

Balance Sheet

As of July 31, 2025

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1100 Checking-MS (3503)	1,076,741.59
1110 IBIT Bitcoin Fund	331,600.00
Total Bank Accounts	**$1,408,341.59**
Other Current Assets	
1300 Prepaid & Deposits	17,356.00
1310 Digital Assets	1,524,440.00
Total Other Current Assets	**$1,541,796.00**
Total Current Assets	**$2,950,137.59**
TOTAL ASSETS	**$2,950,137.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	31,316.00
Total Accounts Payable	**$31,316.00**
Credit Cards	
2110 Chase Credit Card (3050)	9,469.20
Total Credit Cards	**$9,469.20**
Other Current Liabilities	
2400 Convertible Safe Notes	3,177,690.08
Total Other Current Liabilities	**$3,177,690.08**
Total Current Liabilities	**$3,218,475.28**
Total Liabilities	**$3,218,475.28**
Equity	
3000 Paid in Capital	87,462.31
3900 Retained Earnings	
Net Income	-355,800.00
Total Equity	**$ -268,337.69**
TOTAL LIABILITIES AND EQUITY	**$2,950,137.59**

X1 Labs

Profit and Loss

January - July, 2025

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
5000 General Overhead	115,000.00
Total Cost of Goods Sold	**$115,000.00**
GROSS PROFIT	**$ -115,000.00**
Expenses	
6200 Professional Fees	171,757.94
6300 Travel & Entertainment	69,972.73
6400 Supplies & Equipment	5,394.20
6500 Other Operating Expenses	19,468.11
6600 Insurance & Taxes	718.00
6800 Product Development Expenses	2,097.51
6900 Facilities & Related	51.20
Total Expenses	**$269,459.69**
NET OPERATING INCOME	**$ -384,459.69**
Other Income	
7010 Interest Income	331.19
7030 Other Income	28,328.50
Total Other Income	**$28,659.69**
NET OTHER INCOME	**$28,659.69**
NET INCOME	**$ -355,800.00**

X1 Labs

Statement of Cash Flows

January - July, 2025

	TOTAL
OPERATING ACTIVITIES	
Net Income	-355,800.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1300 Prepaid & Deposits	-17,356.00
1310 Digital Assets	-1,524,440.00
2000 Accounts Payable	31,316.00
2110 Chase Credit Card (3050)	9,235.48
2120 Chase Credit Card (3050):Chase Credit Card (0660)	233.72
2400 Convertible Safe Notes	3,177,690.08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,676,679.28**
Net cash provided by operating activities	**$1,320,879.28**
FINANCING ACTIVITIES	
3000 Paid in Capital	87,462.31
Net cash provided by financing activities	**$87,462.31**
NET CASH INCREASE FOR PERIOD	**$1,408,341.59**
CASH AT END OF PERIOD	**$1,408,341.59**

X1 Labs Inc
Statement of Changes in Equity

Statement of Changes in Equity	As of July 31, 2025
Opening Balance	$0.00
Net profit/loss	-$355,800.00
Paid in Capital	$87,462.31
Preferred Stock Issued	$0.00
Ending Balance	-$268,337.69

X1 Labs Inc
Notes to the Financial Statements
As of July 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

X1 Labs Inc (the “Company”) is a corporation organized on January 01, 2025 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. CONVERTIBLE SAFE NOTES

As of July 31, 2025, the Company has entered into Convertible SAFE Notes amounting to $3,177,690.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.